 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XpresSpa Group, Inc.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

34634E102
(CUSIP Number)

Sidney Burke, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102	13D/A

1		Name of Reporting Person Mistral Spa Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,792,267[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,792,267[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,792,267[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 48.65%[1]
14		Type of Reporting Person OO (Limited Liability Company)

____________________

[1]	Mistral Spa Holdings, LLC (“MSH”) is the record holder of, and each of the Reporting Persons beneficially owns, (a) 6,712,861 shares of common stock, $0.01 par value per share (“Common Stock”) of XpresSpa Group, Inc. (formerly known as Form Holdings Corp.) (the “Issuer”) and (b) 79,406 shares of Common Stock issuable pursuant to certain outstanding five-year warrants, at an exercise price of $2.00 per share (the “Warrants”).

The 6,792,267 shares of Common Stock beneficially owned by each of MSH and MCM represent (i) 44.09% of the total voting power of the voting stock of the Issuer (i.e., outstanding Common Stock and outstanding Series E preferred stock on an as-converted basis, plus any Warrants and options held by the applicable Reporting Persons) and (ii) 48.65% of the outstanding shares of Common Stock (i.e., outstanding Common Stock plus any Warrants, and options held by the applicable Reporting Persons), and the 6,809,767 shares of Common Stock beneficially owned by Mr. Heyer represent (i) 44.17% of the total voting power of the voting stock of the Issuer and (ii) 48.74% of the outstanding shares of Common Stock.

For the purpose of calculating beneficial ownership in this Amendment No. 1, the total number of shares of Common Stock outstanding was 2,916,919 as of August 1, 2019, as reported in the Form S-3 filed by the Issuer on August 22, 2019 with the Securities and Exchange Commission (the “SEC”), plus an additional 10,964,457 shares of Common Stock issued in connection with the automatic conversion of the Issuer’s Series D preferred stock.

CUSIP No. 34634E102	13D/A

1		Name of Reporting Person Mistral Capital Management, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,792,267[2]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,792,267[2]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,792,267[2]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 48.65%[2]
14		Type of Reporting Person OO (Limited Liability Company)

[2]	Mistral Capital Management, LLC (“MCM”) is the sole manager of MSH. See footnote 1 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by MCM.

CUSIP No. 34634E102	13D/A

1		Name of Reporting Person Andrew R. Heyer
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,500
	8	Shared Voting Power 6,792,267[3]
	9	Sole Dispositive Power 17,500
	10	Shared Dispositive Power 6,792,267[3]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,809,767[3]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 48.74%[3]
14		Type of Reporting Person IN

_________________________

[3]	Mr. Heyer is the managing member and the managing partner of MCM, which is the sole manager of MSH. See footnotes 1 and 2 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by Mr. Heyer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on January 23, 2017 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the Original Schedule 13D. All numbers of shares of Common Stock in this Amendment No. 1 reflect the impact of the 1:20 reverse stock split of the Common Stock that became effective on February 22, 2019.

Item 3.    Source and Amount of Funds or Other Consideration

The information set forth below supplements the prior disclosure of the Reporting Persons in the Original Schedule 13D.

On May 19, 2017, Mr. Heyer acquired beneficial ownership of 500 shares of Common Stock through open market purchases for an aggregate purchase price of $14,899. On May 22, 2017, Mr. Heyer acquired beneficial ownership of 250 shares of Common Stock through open market purchases for an aggregate purchase price of $8,300. On September 13, 2017, Mr. Heyer acquired beneficial ownership of 5,000 shares of Common Stock through open market purchases for an aggregate purchase price of $132,000. The source of funds for all open market purchases was Mr. Heyer’s personal funds.

On February 11, 2019, in connection with his service as a director of the Issuer, Mr. Heyer was granted options to purchase 7,500 shares of Common Stock, at an exercise price of $4.20 per share, pursuant to the Plan. These options to purchase shares of Common Stock of the Issuer vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

On July 8, 2019, the Issuer filed a certificate of amendment to the Certificate of Designation of Series D Convertible Preferred Stock (the “Series D COD Amendment”) with the State of Delaware to, upon receipt of stockholder approval, reduce the conversion price to $2.00 and provide for automatic conversion of the Series D Convertible Preferred Stock into shares of Common Stock. The Series D COD Amendment was approved by the stockholders of the Issuer on October 2, 2019.

On July 8, 2019, the Issuer entered into an amendment to certain outstanding warrants issued in December 2016 to the holders of its Series D Convertible Preferred Stock (the “December 2016 Warrant Amendment”) to provide for (i) a reduction in the exercise price to $2.00, (ii) certain anti-dilution price protection and (iii) voluntary reduction of the exercise price by the Issuer in its discretion. The December 2016 Warrant Amendment was approved by the stockholders of the Issuer on October 2, 2019.

On October 1, 2019, 8,470 shares of Series D Convertible Preferred Stock, which were deposited in various escrow accounts to cover certain indemnification claims made pursuant to the Merger Agreement, were forfeited by the Reporting Persons in connection with such claims, and 79,415 shares of Series D Convertible Preferred Stock were released to the Reporting Persons. 5,294 shares of Series D Convertible Preferred Stock remained in escrow accounts on behalf of the Reporting Persons.

On October 1, 2019, MSH made a pro rata distribution of 71,927 shares of Series D Convertible Preferred Stock. As a result of the distribution, 67,913 shares of the Series D Convertible Preferred Stock were distributed to non-affiliates of the Reporting Persons, while the Reporting Persons may be deemed to be the beneficial owners of the remaining portion of the distribution.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Series D COD Amendment, a copy of which is listed hereto as Exhibit 7, and incorporated herein by reference, and (b) the full text of the December 2016 Warrant Amendment, a copy of which is listed as Exhibit 8, and incorporated herein by reference.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in the cover pages and Item 3 hereof is incorporated by reference into this Item 4.

All of the 6,712,861 shares of Common Stock that are held of record by MSH and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Pursuant to the Merger Agreement, MSH also owns Warrants to purchase 79,406 shares of Common Stock at an exercise price of $2.00 per share.

Mr. Heyer also holds (a) options to purchase 4,250 shares of Common Stock, at an exercise price of $42.40 per share, pursuant to the Plan on January 17, 2017, which were issued in connection with his service as a director of the Issuer, (b) options to purchase 7,500 shares of Common Stock, at an exercise price of $4.20 per share, pursuant to the Plan on February 11, 2019, which were issued in connection with his service as a director of the Issuer, and (c) 5,750 shares of Common Stock, which were acquired for investment purposes. Mr. Heyer’s options to purchase shares of Common Stock vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, beneficially owned by them, based on market conditions and other factors they may deem relevant. The Reporting Persons may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. The Reporting Persons reserve the right in the future to engage in any hedging or similar transactions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

MSH is the record owner of an aggregate of 6,712,861 shares of Common Stock and Warrants to purchase 79,406 shares of Common Stock at an exercise price of $2.00 per share.

Mr. Heyer also holds (a) options to purchase 4,250 shares of Common Stock, at an exercise price of $42.40 per share, pursuant to the Plan on January 17, 2017, which were issued in connection with his service as a director of the Issuer, (b) options to purchase 7,500 shares of Common Stock, at an exercise price of $4.20 per share, pursuant to the Plan on February 11, 2019, which were issued in connection with his service as a director of the Issuer, and (c) 5,750 shares of Common Stock, which were acquired for investment purposes. Mr. Heyer’s options to purchase shares of Common Stock vest in equal quarterly installments over a one-year period, with one-fourth vesting on the date of grant and one-fourth vesting at the end of each fiscal quarter thereafter.

MCM disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

See also the information contained on the cover pages of this Amendment No. 1 which is incorporated herein by reference.

(a)           The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 2,916,919 as of August 1, 2019, as reported in the Form S-3 filed by the Issuer on August 22, 2019 with the SEC, plus an additional 10,964,457 shares of Common Stock issued in connection with the automatic conversion of the Issuer’s Series D preferred stock.

(i)	MSH may be deemed to beneficially own 6,792,267 shares of Common Stock, constituting approximately 48.65% of the shares of outstanding Common Stock;

(ii)	MCM may be deemed to beneficially own 6,792,267 shares of Common Stock, constituting approximately 48.65% of the shares of outstanding Common Stock; and

(iii)	Mr. Heyer may be deemed to beneficially own 6,809,767 shares of Common Stock, constituting approximately 48.74% of the shares of outstanding Common Stock.

(b)

(i)	MSH may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MCM and Mr. Heyer) to vote or dispose or direct the voting or disposition of 6,792,267 shares of Common Stock;

(ii)	MCM may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with Mr. Heyer and MSH) to vote or dispose or direct the voting or disposition of 6,792,267 shares of Common Stock; and

(iii)	Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 17,500 shares of Common Stock, and the shared power (along with MSH and MCM) to vote or dispose or direct the voting or disposition of 6,792,267 shares of Common Stock.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth under Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

The information set forth below supplements the prior disclosure of the Reporting Persons in the Original Schedule 13D.

Exhibit 7	Form of Amendment to the Certificate of Designation, Preferences, Rights and Limitations of the Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019).
Exhibit 8	Form of December 2016 Warrant Amendment, dated as of July 8, 2019 (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2019).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 3, 2019

MISTRAL SPA HOLDINGS, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Chief Executive Officer

MISTRAL CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Managing Member

ANDREW R. HEYER

/s/ Andrew R. Heyer